Exhibit 99.1

Bona Reports First Quarter 2013 Financial Results

BEIJING — May 16, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

“I am pleased with our financial and operational performance in the first quarter, which has set the stage for what I believe will be an exciting and successful year for Bona as we build upon some of the development milestones reached in 2012,” said Bona founder, Chairman and CEO Mr. Yu Dong. “Non-GAAP net income came within our guided range, with each of our three first quarter films generating box office receipts that were in-line with or above our expectations. I am particularly excited about the performance of our theater segment, which achieved 77% revenue growth and an 81% increase in segment profit over the first quarter of last year.  This strong growth was largely attributable to the expansion of our theater network from 12 at the end of first quarter of 2012 to 20 on March 31, 2013. With six to eight new theaters planned to open during the remainder of the year and a slate of diverse, high-quality films that we believe have strong commercial appeal among a range of audience demographics, I am confident that Bona can deliver record financial performance in 2013.”

First Quarter 2013 Financial Summary

•                  First quarter 2013 net revenues were US$43.3 million, compared with US$43.7 million in the first quarter of 2012.

•                  First quarter 2013 gross profit was US$14.8 million, compared with US$20.8 million in the first quarter of 2012.

•                  First quarter 2013 gross margin was 34.1%, compared with 47.6% in the first quarter of 2012.

•                  First quarter 2013 net income attributable to Bona Film Group Limited was US$0.5 million, or US$0.01 per diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$2.3 million, or US$0.04 per diluted ADS, in the first quarter of 2012.

•                  First quarter 2013 non-GAAP net income2 was US$1.2 million, or US$0.03 per diluted ADS, compared to non-GAAP net income of US$3.3 million, or US$0.05 per diluted ADS in the first quarter of 2012.

•                  First quarter 2013 adjusted EBITDA, non-GAAP2, was US$3.1 million, compared with US$5.0 million in the first quarter of 2012.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$29.4 million as of March 31, 2013.

•                  Cash generated from operating activities totaled US$2.5 million, compared with cash generated from operating activities of US$23.3 million in the first quarter of 2012.

First Quarter 2013 Business Updates and Recent Highlights

•      Distributed and invested in a total of four films in the first quarter - The Grandmasters, Bring Happiness Home, Angry Kid and Princess and the Seven Kung Fu Masters.

•      Began production on police action film The White Storm, directed by Benny Chan.

•      Completed filming and began post production work on crime thriller Sunspot, directed by Baoping Cao.

•      Began postproduction work on romantic comedy My Lucky Star, starring Ziyi Zhang and Leehom Wang, the first Chinese 3D disaster film, Inferno, produced by Oxide and Danny Pang, and action film Unbeatable, directed by Dante Lam.

[1]	“ADS” is American depositary share. Each two ADSs represent one ordinary share.
[2]

As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expense. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Courtroom drama Christmas Rose, directed by Charlie Yeung, has been approved by the State Administration of Press, Publication, Radio, Film and Television, and is scheduled for release on May 24, 2013.

•      Fourth quarter 2012 release The Last Tycoon won Best Original Song and Best Art Direction at the 32nd Hong Kong Film Awards.

•      Bona was famed Best Film Production Organization at the ninth Huading Film Awards.

First Quarter 2013 Financial Results

Net Revenues

	1Q13	1Q12	Y-o-Y%
Net Revenues (US$mm)	43.3	43.7	(0.8)%

Net revenues for the first quarter of 2013 declined 0.8% year-over-year to US$43.3 million. The decline in net revenues was primarily attributable a decrease in revenues from the Company’s investment and production segment. The Company distributed three films in the first quarter of 2013, compared with five films in the first quarter of 2012.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	23.8	5.2	14.1	0.2	—	43.3
Intersegment Revenues (US$mm)	0.4	11.3	—	—	(11.7)	—
Total Net Revenues (US$mm)	24.2	16.5	14.1	0.2	(11.7)	43.3

Net revenues from distribution totaled US$24.2 million. During the first quarter of 2013, Bona distributed three new films, The Grandmasters, Bring Happiness Home and Princess and the Seven Kung Fu Masters.

Net revenues from film investment and production were US$16.5 million, mainly derived from Bona’s investments in films released in the first quarter of 2013, and sales of the Company’s television series The King’s Battles.

Net revenues from the movie theater segment increased to US$14.1 million, primarily as a result of growth in the number of Bona-owned theaters in operation. The Company owned and operated 20 theaters as of March 31, 2013, compared with 12 as of March 31, 2012.

Gross Profit and Gross Margin

	1Q13	1Q12	Y-o-Y%
Gross Profit (US$mm)	14.8	20.8	(28.9)%
Gross Margin	34.1%	47.6%	—

For the first quarter of 2013, gross profit decreased to US$14.8 million from US$20.8 million for the first quarter of 2012. The year-over-year decline in gross profit and gross margin was primarily attributable to the lower-than-expected box office performance of The Last Tycoon, released in December 2012, for which revenue and cost were partially booked in the first quarter of 2013.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	5.6	0.8	8.0	0.2	14.6
As % of Total Segment Profit	38.3%	5.5%	55.1%	1.1%	100%
Segment Margin	23.1%	4.8%	57.2%	100.0%	33.8%

Segment margin for the distribution segment decreased to 23.1% in the first quarter of 2013 from 35.5% in the first quarter of 2012, primarily as a result of decreased reimbursements for print and advertising expenses as a percentage of film distribution revenue.

Segment margin from the Company’s investment and production business was 4.8% in the first quarter of 2013, compared with a segment margin of 13.4% in the first quarter of 2012. This decrease in segment margin was mainly due to the lower-than-expected box office performance of The Last Tycoon, released in December 2012, for which revenue and cost were partially booked in the first quarter of 2013.

Segment margin from the Company’s movie theater business reached 57.2% in the first quarter of 2013, compared with 56.0% in the first quarter of 2012. This increase was in-line with the Company’s normal business based on current theater operations.

Operating Income and Operating Margin

	1Q13	1Q12	Y-o-Y%
Operating Expenses (US$mm)	14.7	17.6	(16.2)%
Operating Income (US$mm)	0.7	3.2	(79.3)%
Operating Margin	1.5%	7.3%	—

Total operating expenses, including film participation expenses, general and administrative expenses, and selling and marketing expenses, declined 16.2% to US$14.7 million from US$17.6 million in the first quarter of 2012. The year-over-year decline in operating expenses was primarily due to decreased selling and marketing expenses associated with lower print and advertising expenditures for The Last Tycoon in the first quarter of 2013, compared with Flying Swords of Dragon Gate in the first quarter of 2012, partially offset by increased general and administrative expenses related to the expansion of the Company’s movie theater business.

First quarter 2013 operating margin was 1.5% compared to 7.3% in the first quarter of 2012. The year-over-year decline in operating margin was primarily due to the decline in gross profit.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	1Q13	1Q12
Net Income Attributable to Bona Film Group Limited (US$mm)	0.5	2.3
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.01	0.04

	1Q13	1Q12
Non-GAAP Net Income (US$mm)	1.2	3.3
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.03	0.05

3 Segment profit is gross profit less film participation expenses by segment for the periods indicated.

Excluding share-based compensation expenses of US$1.0 million and US$0.9 million for the first quarters of 2013 and 2012, respectively, non-GAAP net income for the first quarter of 2013 was US$1.2 million, compared with non-GAAP net income of US$3.3 million in the first quarter of 2012.

	1Q13	1Q12
Adjusted EBITDA, non-GAAP (US$mm)	3.1	5.0

Adjusted EBITDA, non-GAAP, in the first quarter of 2013 was US$3.1 million, compared with adjusted EBITDA, non-GAAP of US$5.0 million in the first quarter of 2012.

Cash and Cash Flow

As of March 31, 2013, Bona had cash, cash equivalents and restricted cash totaling US$29.4 million, compared with US$28.0 million as of December 31, 2012. Operating cash flow for the first quarter was approximately US$2.5 million, compared with US$23.3 million for the first quarter of 2012. The change in cash flow from operations was mainly attributable to the lower-than-expected box office performance of The Last Tycoon in the first quarter of 2013 compared with the strong first quarter 2012 box office performance of Flying Swords of Dragon Gate, which became one of the ten highest-grossing Chinese films of all-time.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the second quarter of 2013 to be in the range of US$1.0 million to US$1.5 million.

“Looking ahead, we plan to continue construction of two new theaters in the second quarter of 2013, while further developing and improving performance at our existing locations. We are advancing our distribution and investment & production capabilities through collaborative partnerships with industry leaders such as Fox International Productions, Universal Pictures and Working Title Films, through which we are not only expanding our pipeline, but also learning from these cornerstones of the entertainment industry. In addition to these efforts, we are expanding the range of our content offerings including TV, where we have a pipeline of three series that we expect will begin production later this year, totaling approximately 120 planned episodes. Our outlook for the rest of the year remains strong. For the second quarter, ending June 30, we currently anticipate non-GAAP net income of US$1.0 million to US$1.5 million, with financial performance expected to progressively improve over the next several quarters,” added Mr. Yu.

First Quarter 2013 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, May 16, 2013 (8:00 a.m. Beijing/Hong Kong Time on Friday, May 17, 2013). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 64796239

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Because adjusted EBITDA, non-GAAP, excludes depreciation and amortization charges, adjusted EBITDA, non-GAAP, does not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended March 31
	2013	2012

Net revenue	43,312,805	43,679,019
Cost of revenue	28,525,004	22,889,631
Gross profit	14,787,801	20,789,388

Operating expenses:
Film participation expenses	164,509	598,362
Selling and marketing expenses	2,608,278	8,067,954
General and administrative expenses	11,968,475	8,934,129
Total operating expenses	14,741,262	17,600,445

Government Subsidies	612,118	—

Operating income	658,657	3,188,943
Other income:
Interest (reversal) income	(32,026)	74,307
Interest expenses	(403,493)	(165,750)
Exchange loss	(52,789)	(269,312)
Other income	71,429	73,870

Income before income tax and equity in earnings of equity method investments, net of tax	241,778	2,902,058

Provision for income taxes	48,356	580,412
Equity in earnings of equity method investments, net of tax	—	5,604

Net income	193,422	2,327,250

Less: Net (loss) income attributable to the noncontrolling interests	(354,224)	58,105

Net income attributable to Bona Film Group Limited	547,646	2,269,145

Net income attributable to Bona Film Group Limited per ADS
Basic	0.01	0.04
Diluted	0.01	0.04

Weighted average shares used in calculating net income per ordinary share
Basic	29,742,503	29,398,585
Diluted	30,288,605	29,903,039

 Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended March 31
	2013	2012
Net income	193,422	2,327,250
Other comprehensive income, net of tax
Foreign currency translation adjustments	316,469	(49,210)
Comprehensive income	509,891	2,278,040
Less: comprehensive (loss) income attribute to the noncontrolling interests	(351,335)	57,437
Comprehensive income attributable to Bona Film Group Ltd.	861,226	2,220,603

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars, except share data)

	March 31,	December 31
	2013	2012
Assets
Current assets
Cash and cash equivalents	29,440,595	23,227,922
Restricted Cash	—	4,815,332
Accounts receivable, net of allowance for doubtful accounts	43,577,081	40,307,672
Prepaid expenses and other current assets	25,831,894	23,329,262
Amount due from related parties	339,121	343,817
Current deferred tax assets	807,079	970,683
Inventories	302,639	276,436
Total current assets	100,298,409	93,271,124

Distribution rights	15,382,632	11,406,692
Production costs	87,253,740	90,345,409
Prepaid film costs	6,410,464	7,426,915
Property and equipment, net	59,606,016	60,208,609
Acquired intangible assets, net	3,004,622	3,189,481
Non-current deferred tax assets	289,918	311,102
Long-term investments	1,296,606	1,296,307
Goodwill	49,262,467	49,110,021
Total assets	322,804,874	316,565,660

Accounts payable	41,113,069	35,257,660
Accrued expenses and other current liabilities	26,235,835	28,145,099
Amounts due to related parties - current	5,515,472	5,746,328
Income taxes payable	1,847,891	2,420,443
Bank borrowings	8,104,823	12,542,161
Other borrowings	7,902,148	8,671,050
Current film participation financing liabilities	12,144,540	15,086,892
Total current liabilities	102,863,778	107,869,633

Bank borrowings	28,050,493	18,025,553
Deferred income	741,270	813,681
Deferred tax liability	164,651	211,203
Total liabilities	131,820,192	126,920,070

Equity
Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,748,701 shares issued and outstanding as of March 31, 2013 and 30,402,346 and 29,737,257 shares issued and outstanding as of December 31, 2012.)	14,874	14,869
Additional paid-in capital	177,674,105	176,134,737
Statutory reserves	2,543,272	2,543,272
Accumulated deficit	1,098,164	550,518
Accumulated other comprehensive income	6,778,670	6,465,090
Total Bona Film Group Limited’s equity	188,109,085	185,708,486

Noncontrolling interests	2,875,597	3,937,104
Total equity	190,984,682	189,645,590

Total liabilities and equity	322,804,874	316,565,660

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended March 31
	2013	2012

Net income	193,422	2,327,250

Share-based compensation expenses	1,036,715	925,175

Non-GAAP net income	1,230,137	3,252,425

Interests	435,519	91,443
Taxes	48,356	580,412
Depreciation & amortization charges	1,393,790	1,055,852

EBITDA, non-GAAP	3,107,802	4,980,132

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-398	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com